April 29, 2009

Mr. Lee Fensterstock
Chairman of the Board and Chief Executive Officer
Broadpoint Securities Group, Inc.
12 East 49th Street, 31st Floor
New York, New York 10117

> **Re: Broadpoint Securities Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 9, 2009**
> **File No. 000-14140**

Dear Mr. Fensterstock:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration under the Securities Act, page 2

1.   Please provide us with a detailed legal analysis of why this transaction should be exempt from registration under Section 4(2) of the 1933 Act.

The Merger Agreement, page 6

2.   We note that you have not included disclosure regarding the background of the merger as required by Item 14(b)(7) of Schedule 14A. Please expand this section to provide detailed disclosure regarding the merger negotiations, including your

nexus to the target's representatives, the terms of proposals and counterproposals, and the impact of the negotiations on the terms of the transaction. Refer to Item 1005(b) of Regulation M-A.

The Interests Purchase Consideration and the Merger Consideration, page 8

3.   Please revise your disclosure under this subheading to disclose the merger consideration on a per share basis in accordance with Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(ii) of Regulation M-A.

Annex A - Agreement and Plan of Merger

4.   We note that Section 2.8(d) of the Merger Agreement indicates that the allocation of the merger consideration to the target's shareholders is set forth on the Exhibit A attachment. Please include this exhibit or, alternatively, explain why you believe such disclosure is unwarranted.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jerard T. Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Andrew P. Erdmann (via fax)